Filed by Banco Santander, S.A.
This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended.
Subject Company:
Santander Finance Preferred, S.A. Unipersonal (Commission File No.: 001-32301)
Date: September 8, 2009

On September 8, 2009, Santander Finance Preferred, S.A. Unipersonal issued the following statement:

STATEMENT BY SANTANDER FINANCE PREFERRED, S.A.
UNIPERSONAL WITH RESPECT TO EXCHANGE OFFER BY
BANCO SANTANDER, S.A.

September 8, 2009

The Board of Directors of Santander Finance Preferred, S.A. Unipersonal (“SFP”) has elected to express no opinion and remain neutral toward Banco Santander, S.A.’s offer to exchange, subject to the terms and conditions set forth in the Prospectus dated August 25, 2009, up to 45,048,000 10.5% Non-Cumulative Guaranteed Series 10 Preferred Securities (par value $25 per security) fully and unconditionally guaranteed by Banco Santander, S.A. to be issued by SFP (the “New Securities”), plus a cash payment (including accrued but unpaid distributions, plus a cash exchange incentive payment up to an aggregate amount of $197.3 million, plus cash amounts in lieu of any fractional New Securities) for any and all of: (1) SFP 6.410% Non-Cumulative Guaranteed Series 1 Preferred Securities (liquidation preference $25 per security) fully and unconditionally guaranteed by Banco Santander, S.A. and issued on March 8, 2004 (CUSIP No. 80281R300 and ISIN US80281R3003); (2) SFP 6.800% Non-Cumulative Guaranteed Series 4 Preferred Securities (liquidation preference $25 per security) fully and unconditionally guaranteed by Banco Santander, S.A. and issued on November 21, 2006 (CUSIP No. 80281R706 and ISIN US80281R7061); (3) SFP 6.500% Non-Cumulative Guaranteed Series 5 Preferred Securities (liquidation preference $25 per security) fully and unconditionally guaranteed by Banco Santander, S.A. and issued on January 31, 2007 (CUSIP No. 80281R805  and ISIN US80281R8051); and (4) SFP Floating Rate (U.S. dollar three-month LIBOR plus 0.52%) Non-Cumulative Guaranteed Series 6 Preferred Securities (liquidation preference $25 per security) fully and unconditionally guaranteed by Banco Santander, S.A. and issued on March 5, 2007 (CUSIP No. 80281R888 and ISIN US80281R8887).  The existing securities of SFP for which Banco Santander, S.A. is making an exchange offer are referred to below as the “Existing Securities.”

The Board of Directors of SFP believes that each holder of Existing Securities should make its own decision as to whether to tender its Existing Securities in the exchange offer. The Board of Directors of SFP believes that the determination whether to tender is a financial decision to be made by each holder of Existing Securities, in consultation with the holder’s financial advisor, based on the terms of the exchange offer being made by Banco Santander, S.A.  For these reasons, the Board of Directors of SFP believes that it is not appropriate for it to make a recommendation to holders regarding the tender of their Existing Securities in the exchange offer and expresses no opinion as to the course of action that holders should take.

This statement is being made by SFP pursuant to Rule 14e-2 under the U.S. Securities Exchange Act of 1934.

This statement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.